UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

MIR M Termination and Refund

The9 Limited (“The9”) today announced that due to certain unstable factors in relation with MIR M Chinese trademark, its wholly-owned subsidiary China Crown Technology Ltd. (the “China Crown”) and Wemade Co., Ltd. (the “Wemade”, China Crown and Wemade, hereinafter collectively referred to as the “Parties”) agreed to terminate the MIR M GAME PUBLISHING AGREEMENT (the “Original Agreement”) that the Parties entered into in May 2024, by amicable negotiation.

The Parties have reached settlements including the refund of license fee and the minimum payment fee that China Crown had already paid to Wemade under the Original Agreement.

In connection with the restricted shares The9 previously issued to the joint venture partners for the operation of MIR M game, The9 is instructing these joint venture partners to return the issued restricted shares to The9 and The9 will cancel them to reduce the total number of outstanding shares. None of such restricted shares has been converted into ADS. The9 may continue to work with these joint venture partners for the promotion of the proprietary mobile game Ultraman: Hero Beyond Time. As of today, there are over 2.7 million registered users for the game with 2 million monthly active users. The numbers are still growing rapidly.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: October 10, 2025